Filed by Greenidge Generation Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Support.com, Inc.

Commission File No.: 000-30901

Date: March 22, 2021

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of March 19, 2021, is entered into by and among Greenidge Generation, Inc., a Delaware corporation (“Company”) and the stockholders of Pubco (as defined below) set forth on the signature page hereto (the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, Support.com, Inc., a Delaware corporation (“Pubco”) and GGH merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Pubco, with Pubco surviving the merger (the “Merger”);

WHEREAS, as of the date hereof, each of the Stockholders is the record and/or “beneficial owner[s]” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the shares of Pubco Capital Stock set forth below such Stockholder’s name on the signature page of this Agreement (collectively, with respect to each Stockholder, such Stockholder’s “Owned Shares”; the Owned Shares and any additional shares of Pubco Capital Stock (or any securities convertible into or exercisable or exchangeable for Pubco Capital Stock) of which such Stockholder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, such Stockholder’s “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Company to enter into the Merger Agreement, the Stockholders hereby enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Company and each of the Stockholders hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 4, each Stockholder, in his, her or its capacity as a stockholder of Pubco, irrevocably and unconditionally agrees that, at any meeting of the stockholders of Pubco, however called, and at every adjournment or postponement thereof, and in any written action by consent of the stockholders of Pubco, such Stockholder shall, and shall cause any other holder of record of such Stockholder’s Covered Shares to:

(a) when such meeting is held, appear at such meeting or otherwise cause such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote, or cause to be voted, all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Merger and the adoption of the Merger Agreement and any other matters as to which Pubco solicits proxies from its stockholder in connection with consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

(c) vote, or cause to be voted, all of such Stockholder’s Covered Shares against any Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Pubco under the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Agreement.

The obligations of the Stockholders specified in this Section 1 shall apply whether or not approval of the Merger or any action described above is recommended by the Pubco Board or the Pubco Board has previously recommended approval of the Merger but changed such recommendation.

2. Irrevocable Proxy. Each Stockholder does hereby appoint the Company with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to such Stockholder’s Covered Shares, if such Stockholder fails for any reason to perform his, her or its obligations under this Agreement, to vote such Stockholder’s Covered Shares solely with respect to the matters set forth in Section 1 hereof. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date and hereby revokes any proxy previously granted by such Stockholder with respect to the Covered Shares, if any. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Termination Date of this Agreement. Each Stockholder hereby revokes any proxies previously granted and represents that none of such previously-granted proxies are irrevocable.

3. No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that such Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Stockholder from satisfying, its obligations pursuant to this Agreement.

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4. Termination. This Agreement shall terminate with respect to each Stockholder upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the time this Agreement is terminated upon the mutual written agreement of the Company and such Stockholder (the earliest such date under clause (i), (ii) and (iii) with respect to a Stockholder being referred to herein as such Stockholder’s “Termination Date”); provided, that the provisions set forth in Sections 11 through 22 shall survive any termination of this Agreement.

5. Representations and Warranties of the Stockholder. Each Stockholders hereby represents and warrants to Company, separately as to himself, herself, or itself only, and not jointly, as follows:

(a) Such Stockholder is the only record and/or “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of, and such Stockholder has good, valid and marketable title to, such Stockholder’s Covered Shares, free and clear of Liens other than as created by this Agreement or the organizational documents of Pubco (including, for the purposes hereof, any agreements between or among stockholders of Pubco). As of the date hereof, other than such Stockholder’s Covered Shares, such Stockholder does not own beneficially or of record any shares of capital stock of Pubco (or any securities convertible into shares of capital stock of Pubco) or any interest therein.

(b) Such Stockholder (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) Such Stockholder affirms that (i) if such Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Stockholder is not a natural person, (A) it is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholders enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or by the Merger Agreement.

(e) The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of such Stockholder (if such Stockholder is not a natural person), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(d), under any applicable Law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon such Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(f) As of the date of this Agreement, there is no action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that questions the beneficial or record ownership of such Stockholder’s Owned Shares, the validity of this Agreement or the performance by such Stockholder of its obligations under this Agreement.

(g) Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which the Company or Pubco is or will be liable in connection with such Stockholder’s execution, delivery or performance of this Agreement based upon arrangements made by or on behalf of such Stockholder in his, her or its capacity as a stockholder of Pubco.

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6. Certain Covenants of the Stockholders. Except in accordance with the terms of this Agreement, each Stockholder hereby covenants and agrees, severally as to itself only and not jointly, as follows:

(a) No Solicitation. Subject to Section 22 hereof, prior to the Termination Date, such Stockholder agrees not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. Such Stockholder also agrees that immediately following the execution of this Agreement such Stockholder shall, and shall use commercially reasonable efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Such Stockholder shall promptly (and in any event within one Business Day) notify, in writing, the Company of its receipt, in its capacity as a stockholder of Pubco and not in any other capacity, of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal.

Notwithstanding anything in this Agreement to the contrary, (i) such Stockholder shall not be responsible for the actions of Pubco or its Board of Directors (or any committee thereof), any Subsidiary of Pubco, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Pubco Related Parties”), including with respect to any of the matters contemplated by this Section 6(a), (ii) such Stockholder makes no representations, warranties, covenants or agreements with respect to the actions of Pubco or any of the Pubco Related Parties, and (iii) any breach by Pubco of its obligations under Sections 7.01 and 7.02 of the Merger Agreement shall not, in and of itself, be considered a breach of this Section 6(a), (it being understood for the avoidance of doubt that such Stockholder shall remain responsible for any breach by such Stockholder or his, her or its Representatives of this Section 6(a)).

(b) Such Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of, any of such Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of such Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of such Stockholder under, and to be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 6(b) shall not relieve such Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 6(b) with respect to any Stockholder’s Covered Shares shall be null and void.

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(c) Such Stockholder hereby authorizes Pubco to maintain a copy of this Agreement at either the executive office or the registered office of Pubco.

7. Further Assurances. From time to time, at the Company’s request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. Each Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against the Company, Company’s Affiliates, Pubco or any of their respective successors and assigns challenging the transactions contemplated by the Merger Agreement.

8. Disclosure. Each Stockholder hereby authorizes Pubco and the Company to publish and disclose in any announcement or disclosure required by the SEC (including on a Schedule 13D) such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement.

9. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in Pubco’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company and the Stockholders.

11. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 12):

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if to a Stockholder, at:

the address (including email) set forth in Pubco’s books and records, or set forth on the signature page hereto, or to such other address or to the attention of such other person as such Stockholder has specified by prior written notice to the Company and the other Stockholders in accordance with this Section 12 with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019-6131

Attn: David Ingles

         James Masetti

Email: david.ingles@pillsburylaw.com

            jim.masetti@pillsburylaw.com

if to the Company, at:

Greenidge Generation Holdings Inc.

590 Plant Road

Dresden, NY 14441

Attn: Tim Fazio

         Ed Fletcher

Email: tfazio@atlasholdingsllc.com

            efletcher@atlasholdingsllc.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

1901 L Street, N.W.

Washington, D.C. 20036-3506

Attn: Christopher M. Zochowski

         Kyle Gann

         Bradley Noojin

Email: CZochowski@winston.com

           KGann@winston.com

           BNoojin@winston.com

13. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of any of the Stockholders. All rights, ownership and economic benefits of and relating to the Covered Shares of each of the Stockholders shall remain vested in and belong to each such Stockholder, and the Company shall have no authority to direct any Stockholder in the voting or disposition of such Stockholder’s Covered Shares, except as otherwise provided herein.

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14. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

15. No Third-Party Beneficiaries. Each Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

16. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles or rules to the extent such principles or rules are not mandatorily applicable and would require or permit the application of the Law of any jurisdiction other than the State of Delaware.

(b) In addition, each of the parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 12.

(c) EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

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18. Enforcement. The rights and remedies of the parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including each Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

19. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

20. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

21. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

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22. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of Pubco, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of such Stockholder or any Affiliate, employee or designee of such Stockholder or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of Pubco or any other Person.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

STOCKHOLDERS:

210 CAPITAL, LLC

/s/ Robert Alpert
Name: Robert Alpert
Title: Manager

Owned Shares:

3,909,871 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

DOUG TACKETT

/s/ Doug Tackett
Name: Doug Tackett

Owned Shares:

0 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

CHRISTINE KOWALCZYK

/s/ Christine Kowalczyk
Name: Christine Kowalczyk

Owned Shares:

0 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

CAROLINE ROOK

/s/ Caroline Rook
Name: Caroline Rook

Owned Shares:

10,416 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

LANCE ROSENZWEIG

/s/ Lance Rosenzweig
Name: Lance Rosenzweig

Owned Shares:

77,777 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

BRIAN KELLEY

/s/ Brian Kelley
Name: Brian Kelley

Owned Shares:

143,870 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

LANCE EVAN ROSENZWEIG LIVING TRUST DATED JANUARY 9, 2017

/s/ Lance Rosenzweig, Trustee
Name: Lance Rosenzweig

Owned Shares:

100,000 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

JOSHUA SCHECHTER

/s/ Joshua Schechter
Name: Joshua Schechter

Owned Shares:

177,203 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

BRADLEY L. RADOFF

/s/ Bradley Radoff
Name: Bradley L. Radoff

Owned Shares:

435,536 shares of Pubco Common Stock

BLR PARTNERS, LP
By BLRGP Inc., its General Partner

/s/ Bradley Radoff
Name: Bradley L. Radoff

Owned Shares:

1,301,874 shares of Pubco Common Stock

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

GREENIDGE GENERATION HOLDINGS INC.

By:	/s/ Jeffrey E. Kirt
Name: Jeffrey E. Kirt
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]